

May 28, 2014

Via E-mail
Kenneth D. Mann, Vice President
Deltic Timber Corporation
210 East Elm Street, P.O. Box 7200
El Dorado, Arkansas 71731-7200

> **RE: Deltic Timber Corporation**
> **December 31, 2013 Form 10-K filed March 5, 2014**
> **March 31, 2014 Form 10-Q filed May 2, 2014**
> **File No. 1-12147**

Dear Mr. Mann:

We have reviewed your filings and have the following comments. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response. After reviewing the information you provide in response to the comments we may have additional comments.

December 31, 2013 Form 10-K

1. In future filings, please expand the critical accounting policy disclosure on page 38 to clearly identify the specific positive and negative evidence you considered in assessing the recoverability of the 424 acres of commercial real estate referenced on page 25. In this regard we note that there were no sales of commercial acreage in 2012 or 2013. Your disclosure should also quantify the carrying value of this asset so readers can assess the materiality of this asset. Address also the "commercial sites" referenced on page 11. See Section 501.14 of the Financial Reporting Codification.

March 31, 2014 Form 10-Q

2. Note 5 indicates that you paid approximately $60 million in 2014 to acquire fee timber. We understand that fee timber represents the value of acquired trees that will be processed as lumber, similar to raw materials inventory. We further note that this asset is held for sale in that it will ultimately be physically transferred to your customers as a function of your woodlands and manufacturing revenue generating activities. Please explain why the fee timber acquisition has not been classified as an operating activity on your Statements of Cash Flows consistent with ASC 230-10-45-17.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Al Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief